FOR IMMEDIATE RELEASE

       CORONADO EXPLORATIONS LTD. COMPLETES MERGER WITH NATUROL, INC.



January 23, 2002--Las Vegas, NV - Coronado Explorations Ltd. (The Company) (OTC:BB-COOX) announced today that it has completed its merger with Naturol Inc., a Nevada corporation ("Naturol"). Naturol holds the exclusive U.S. license to proprietary, leading edge, cost effective technology for extraction of Oils and Bioactive compounds from natural materials.

Pursuant to the terms of the Merger, the Company has issued 50,000,000 shares of its 144 restricted common stock in exchange for 100% of Naturol's outstanding common stock. Naturol will now operate as a wholly owned subsidiary of the Company.

Additionally, post closing of the Merger, the current directors of the Company will resign and the directors of Naturol Inc. will be appointed to serve as replacement board members. These appointments will be the subject of further announcements.

Naturol Inc. is dedicated to becoming a global leader in the commercialization of technology for the production of low cost, high quality extracts from natural materials. Naturol's proprietary technologies will offer a benign, cost effective, alternative to current extraction technologies and will produce high quality extracts to be used in the $2.8 billion U.S. market for pharmaceuticals, food, flavors and fragrances industries.



Forward-Looking Statements: The statements in this press release regarding the merger, future opportunities and any other effect, result or aspect of the transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT:

Naturol Inc.
Brad Grieco
Isaac Moss
Tel: 702-450-1600
Fax: 702-450-5790